Exhibit 99.1

SUSTAIN DELIVERY OF 2018 TARGETS,
ON THE WAY TO ANOTHER STRONG YEAR

•	Total shipments of 2,262 units, up +10.6%

•	Net revenues at Euro 838 million, up +0.3% or +2.2% at constant currency(1)

•	Adj. EBITDA(2) of Euro 278 million, up 4.7% or +11.9% at constant currency(1)

•	Adj. EPS(2) of Euro 0.78 (+5.4%), excluding Patent Box benefit related to 2015-2017

•	Solid industrial free cash flow(2) generation of Euro 100 million (which excludes the positive impact from the Patent Box benefit for 2015-2017, which will be realized in Q4)

•	Net industrial debt(2) at Euro 372 million (Euro 342 million excluding share buyback, already in line with full year guidance)

For the nine months ended			(In Euro million, unless otherwise stated)		For the three months ended
September 30,					September 30,
2018	2017	Change			2018	2017	Change
6,853	6,381	472	7%	Shipments (in units)	2,262	2,046	216	11%
2,575	2,577	(2)	(0.1%)	Net revenues	838	836	2	0.3%
841	778	63	8%	EBITDA(2)	278	266	12	5%
840	778	62	8%	Adjusted EBITDA(2)	278	266	12	5%
32.6%	30.2%	+240bps		Adjusted EBITDA margin(2)	33.2%	31.8%	+140bps
631	581	50	9%	EBIT	203	202	1	0.4%
630	581	49	8%	Adjusted EBIT(2)	203	202	1	0.4%
24.5%	22.6%	+190bps		Adjusted EBIT margin(2)	24.2%	24.2%	+0bps
596	401	195	49%	Net profit	287	141	146	105%
454	401	53	14%	Adjusted net profit(2)	146	141	5	5%
3.15	2.11	1.04	49%	Basic earnings per share (in Euro)	1.52	0.74	0.78	105%
3.14	2.11	1.03	49%	Diluted earnings per share (in Euro)	1.51	0.74	0.77	104%
2.40	2.11	0.29	14%	Adjusted basic earnings per share (in Euro)(2)	0.78	0.74	0.04	5%
2.39	2.11	0.28	13%	Adjusted diluted earnings per share (in Euro)(2)	0.77	0.74	0.03	4%

Sep. 30,	Dec. 31,	Change		(Euro million)	Sep. 30,	Jun. 30,	Change
2018	2017				2018	2018
(372)	(473)	101	(21.4%)	Net industrial debt(2)	(372)	(472)	100	(21.3%)

[1]	The constant currency presentation eliminates the effects of foreign currency transaction and translation impacts and foreign currency hedging
[2]	Refer to specific note on non-GAAP financial measures

Maranello (Italy), November 5, 2018 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(3) for the third quarter and nine months ended September 30, 2018.

Shipments(4)

For the nine months ended				Shipments	For the three months ended
September 30,				(units)	September 30,
2018	2017	Change			2018	2017	Change
3,181	2,938	243	8%	EMEA	1,005	903	102	11%
2,189	2,078	111	5%	Americas	770	736	34	5%
522	453	69	15%	China, Hong Kong and Taiwan, on a combined basis	162	152	10	7%
961	912	49	5%	Rest of APAC	325	255	70	27%
6,853	6,381	472	7%	Total Shipments	2,262	2,046	216	11%

Shipments totaled     2,262 units in Q3 2018, up 216 units or +10.6% vs. prior year. This achievement was driven by a 11.4% increase in sales of our 8 cylinder models (V8), while the 12 cylinder models (V12) grew by 7.9%. V8 performance was led by the ramp up of the Ferrari Portofino. The V12 performance was mainly led by the 812 Superfast, partially offset by lower sales of LaFerrari Aperta that is finishing its limited series run.
Growth in shipments happened across all regions: EMEA(4) grew 11.3%, Americas(4) increased by 4.6%, China, Hong Kong and Taiwan(4), on a combined basis, were up 6.6%, Rest of APAC(4) up 27.5%.

[3]
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

[4]
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan includes, on a combined basis: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the nine months ended			(Euro million)			For the three months ended
September 30,						September 30,
2018	2017	Change at			2018	2017	Change at
		current	constant				current	constant
		currency	currency				currency	currency
1,898	1,855	2%	7%	Cars and spare parts(5)	616	605	2%	4%
227	292	(22%)	(22%)	Engines(6)	70	88	(20%)	(20%)
380	370	3%	6%	Sponsorship, commercial and brand(7)	128	124	3%	7%
70	60	17%	22%	Other(8)	24	19	22%	21%
2,575	2,577	(0.1%)	4%	Total Net Revenues	838	836	0.3%	2%

Net revenues for Q3 2018 increased to Euro 838 million, up 0.3% at current currency and up 2.2% at constant currency(1). Revenues in Cars and spare parts(5) (Euro 616 million, +1.9% at current currency or +3.8% at constant currency(1)) were supported by higher volumes led by the 812 Superfast, as well as the ramp up of the Ferrari Portofino, together with pricing and deliveries of the strictly limited edition Ferrari J50. Mix was negative due to higher V8 models, as well as lower sales of LaFerrari Aperta that is finishing its limited series run. Engines(6) revenues (Euro 70 million, -19.9% at current and constant currency(1)) posted a decrease in sales to Maserati due to lower engine volumes. Sponsorship, commercial and brand(7) revenues (Euro 128 million, +3.4% at current currency or +6.5% at constant currency(1)) were up thanks to higher 2017 championship ranking compared to 2016 as well as stronger revenues from sponsorship, partially offset by lower sales generated by brand related activities.

[5]	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
[6]	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
[7]
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

[8]	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

For the nine months ended			(Euro million)			For the three months ended
September 30,						September 30,
2018	2017	Change at			2018	2017	Change at
		current	constant				current	constant
		currency	currency				currency	currency
840	778	8%	19%	Adjusted EBITDA(2)	278	266	5%	12%
630	581	8%	24%	Adjusted EBIT(2)	203	202	0.4%	10%

Q3 2018 Adjusted EBIT(2) was Euro 203 million, +0.4% at current currency or +9.9% at constant currency(1). This was a result of higher volumes (Euro 23 million) thanks to the 812 Superfast, as well as the ramp up of the Ferrari Portofino. Mix / price was negatively impacted (Euro 12 million) by strong performance from V8 models as well as lower sales of LaFerrari Aperta that is finishing its limited series run. This was partially offset by pricing increases along with deliveries of the strictly limited edition Ferrari J50. Research and development costs / industrial costs slightly decreased (Euro 5 million), mainly due to lower spending in F1 activities. SG&A was lower than prior year (Euro 4 million) mainly due to lower costs related to the 70th anniversary celebrated in 2017. Currency(1) negatively impacted (Euro 19 million) mainly due to USD depreciation versus Euro.

The tax rate in the quarter was significantly reduced as a result of the advance agreement on Patent Box signed on September 11, 2018 with the Italian Revenue Agency. The benefit for the three-year period 2015-2017 was recognized in the quarter for Euro 141 million, of which Euro 139 million from direct and Euro 2 million from indirect use of copyrights, patents, trademarks, designs and know-how.

As a result of the items described above, earnings per share reached Euro 1.52 up 105% vs. prior year. Adjusted earnings per share(2), excluding the abovementioned Patent Box benefit were Euro 0.78 up 5% vs. prior year.

Industrial free cash flow(2) for the three months ended September 30, 2018 was Euro 100 million, driven by strong adjusted EBITDA(2). This was partially offset by solid capex of Euro 155 million to support broadening and hybridization of our product range.
Q4 2018 industrial free cash flow(2) will benefit from the three-year period 2015-2017 Patent Box.
Net industrial debt(2) at September 30, 2018 – after Euro 30 million of share buyback already accomplished during the first quarter – reached Euro 372 million, (-21.4%) vs. Euro 473 million at December 31, 2017.

Confirming 2018 Guidance
The Group targets the following performance in 2018:

•	Shipments: > 9,000 including hypercars

•	Net revenues: > Euro 3.4 billion

•	Adjusted EBITDA: ≥ Euro 1.1 billion

•	Net industrial debt: < Euro 350 million, including dividends already distributed to the holders of common shares and excluding any share buyback

•	Capital Expenditures: ~ Euro 650 million

3Q 2018 highlights
Capital Markets Day: on September 18, 2018, Management outlined the plans and initiatives to achieve its key financial targets and its financial policy to 2022.

Formula 1: Scuderia Ferrari is working diligently for the 2018 season and the results are: 22 podiums in 19 races, with Sebastian Vettel winning 5 races and Kimi Räikkönen 1 race so far.

488 Pista Spider: The 50th open-top model produced by the Prancing Horse, is the company's highest ever performing Ferrari spider, with a record power-to-weight ratio of 1.92 kg/hp.

It combines the finest race-developed technological solutions with the joy of en plein air driving to deliver an exhilarating experience behind the wheel.
The model’s engine, dynamics and aerodynamics are derived from two track cars: the 488 Challenge and the 488 GTE. The latter won the GT class of the FIA World Endurance Championship in 2017, thus giving Ferrari a total of five GT Manufacturers’ titles since the championship’s inception in 2012. Furthermore, this model has very clearly benefited from the extensive development work done to produce the coupé version, the 488 Pista.

Ferrari Monza SP1 and SP2: The Ferrari Monza SP1, together with the Monza SP2, are the forerunners in a new concept, known as ‘Icona’ (Icon), that taps into a leitmotif of the most evocative cars in the company’s history to create a new segment of special limited series cars for clients and collectors. The intention is to use a contemporary aesthetic to reinterpret a timeless style, with technologically advanced components and the highest performance possible through continuous innovation.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “Confirming 2018 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s ability to achieve its key financial targets and financial policy; the Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the

Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology, and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

Total Net Revenues, EBITDA, adj. EBITDA, EBIT and adj. EBIT at constant currency eliminate the effects of foreign currency transaction and translation impacts and foreign currency hedging.

For the nine months ended		(Euro million)	For the three months ended
September 30,			September 30,
2018 at	2018 at		2018 at	2018 at
current	constant		current	constant
currency	currency		currency	currency
1,898	1,980	Cars and spare parts	616	628
227	227	Engines	70	70
380	393	Sponsorship, commercial and brand	128	132
70	73	Other	24	24
2,575	2,673	Total Net Revenues	838	854

For the nine months ended	(Euro million)	For the three months ended
September 30,		September 30,
2018		2018
631	EBIT	203
630	Adjusted EBIT	203
89	Currency	19
720	EBIT at constant currency	222
719	Adjusted EBIT at constant currency	222

For the nine months ended	(Euro million)	For the three months ended
September 30,		September 30,
2018		2018
841	EBITDA	278
840	Adjusted EBITDA	278
89	Currency	19
930	EBITDA at constant currency	297
929	Adjusted EBITDA at constant currency	297

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
596	401	195	Net profit	287	141	146
20	155	(135)	Income tax expense / (benefit)	(90)	53	(143)
15	25	(10)	Net financial expenses	6	8	(2)
210	197	13	Amortization and depreciation	75	64	11
841	778	63	EBITDA	278	266	12

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
841	778	63	EBITDA	278	266	12
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls	-	-	-
840	778	62	Adjusted EBITDA	278	266	12

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
631	581	50	EBIT	203	202	1
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls	-	-	-
630	581	49	Adjusted EBIT	203	202	1

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
596	401	195	Net profit	287	141	146
(1)	-	(1)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	-	-
(141)	-	(141)	Patent Box benefit for the period 2015-2017	(141)	-	(141)
454	401	53	Adjusted net profit	146	141	5

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro per common share)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
3.15	2.11	1.04	Basic EPS	1.52	0.74	0.78
(0.01)	-	(0.01)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	-	-
(0.74)	-	(0.74)	Patent Box benefit for the period 2015-2017	(0.74)	-	(0.74)
2.40	2.11	0.29	Adjusted basic EPS	0.78	0.74	0.04
3.14	2.11	1.03	Diluted EPS	1.51	0.74	0.77
(0.01)	-	(0.01)	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	-	-
(0.74)	-	(0.74)	Patent Box benefit for the period 2015-2017	(0.74)	-	(0.74)
2.39	2.11	0.28	Adjusted diluted EPS	0.77	0.74	0.03

Basic and diluted EPS

For the nine months ended			(Euro million, unless otherwise stated)	For the three months ended
September 30,				September 30,
2018	2017	Change		2018	2017	Change
595	400	195	Net profit attributable to the owners of the Company	287	140	147
188,712	188,951		Weighted average number of common shares (thousand)	188,646	188,954
3.15	2.11	1.04	Basic EPS (in Euro)	1.52	0.74	0.78
189,500	189,759		Weighted average number of common shares for diluted earnings per common share (thousand)	189,434	189,759
3.14	2.11	1.03	Diluted EPS (in Euro)	1.51	0.74	0.77

Net Industrial Debt, defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2018	2018	2018	2017
Net Industrial debt	(372)	(472)	(413)	(473)
Funded portion of the self-liquidating financial receivables portfolio	762	731	666	685
Net debt	(1,134)	(1,203)	(1,079)	(1,158)
Cash and cash equivalents	753	650	743	648
Total debt	(1,887)	(1,853)	(1,822)	(1,806)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio.

For the nine months ended		(Euro million)	For the three months ended
September 30,			September 30,
2018	2017		2018	2017
620	515	Cash flow from operating activities	234	227
(403)	(247)	Cash flows used in investing activities(9)	(155)	(93)
217	268	Free Cash Flow	79	134
71	47	Change in the self-liquidating financial receivables portfolio	21	13
288	315	Free Cash Flow from Industrial Activities(10)	100	147

[9]	Cash flow used in investing activities for the nine months ended September 30, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million
[10]	Free cash flow from industrial activities for the three and nine months ended September 30, 2018 includes Euro 1 million of quick refund to shareholders due to eligibility for withholding exemption.

On November 5, 2018, at 3.30 p.m. CET, management will hold a conference call to present the Q3 2018 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977